EX. 99.28(h)(9)(ii)

Amendment to

Administrative Fee Waiver Agreement

Between Jackson Variable Series Trust and

Jackson National Asset Management, LLC

This Amendment is made by and between Jackson Variable Series Trust (the “Trust”) on behalf of each of its series of shares (each a “Fund” and collectively, the “Funds”) listed on Schedule A and Jackson National Asset Management, LLC (the “Administrator”).

Whereas, the Trust and the Administrator (the “Parties”) entered into an Administrative Fee Waiver Agreement dated September 25, 2017 (the “Agreement”), whereby the Administrator agreed to waive, for each Fund listed on Schedule A, a portion of its administrative fee, in the amounts listed on Schedule A, as it may be amended and approved by the Board of Trustees of the Trust from time to time.

Whereas, the parties have agreed to amend paragraphs 1 and 4 of the Agreement.

Now Therefore, in consideration of the mutual covenants herein contained, the Parties hereby agree to amend the Agreement as follows:

1)	Delete paragraph 1 in its entirety and replace it with the following:

1.             The Administrator hereby agrees to waive, for each Fund listed on Schedule A, a portion of its administration fee in the amounts listed on Schedule A, as it may be amended and approved by the Board of Trustees of the Trust (the “Board”) from time to time.  For any master feeder funds listed on Schedule A, the amount waived and approved by the Board shall in no event be less than the amount necessary to have the administrative fee charged be based on services provided that are in addition to and not duplicative of services provided under the administration contract of its corresponding master fund.

2)	Delete paragraph 4 in its entirety and replace it with the following:

4.            This Agreement shall have an initial term expiring one year from the date of this Agreement for each Fund (the “Initial Term”).  The Administrator may extend this Agreement for each Fund before the expiration of the Initial Term, which extension shall automatically be effective for a term ending April 30th of the following year (a “Subsequent Term”), and, thereafter, this Agreement shall automatically renew upon the end of the then-current term and each Subsequent Term will continue for a new one-year term with respect to each Fund unless the Board of Trustees approves the elimination of this Agreement.

3)	Except as specifically amended hereby, the Agreement shall remain in full force and effect in accordance with its terms.

4)
Each of the Parties represents and warrants to the others that it has full authority to enter into this Amendment, upon the terms and conditions hereof, and that the individual executing this Amendment is duly authorized to bind the respective party to this Amendment.

5)	This Amendment may be executed in one or more counterparts, which together shall constitute one document.

In Witness Whereof, the Parties have caused this Amendment to be executed, effective as of April 30, 2018.
Jackson Variable Series Trust		Jackson National Asset Management, LLC

By:	/s/ Adam C. Lueck	By:	/s/ Mark D. Nerud
Name:	Adam C. Lueck	Name:	Mark D. Nerud
Title:	Assistant Secretary	Title:	President and CEO